Filed Pursuant to Rule 433

Dated March 30, 2020

Registration Statement No. 333-222076-01

WISCONSIN POWER AND LIGHT COMPANY

Final Term Sheet

Dated March 30, 2020

Issuer:	Wisconsin Power and Light Company (the “Company”)

Security Type:	Debentures

Principal Amount:	$350,000,000

Maturity Date:	April 1, 2050

Benchmark Treasury:	2.375% due November 15, 2049

Benchmark Treasury Yield:	1.307%

Spread to Benchmark Treasury:	+235 bps

Yield to Maturity:	3.657%

Price to Public:	99.873% of the principal amount

Coupon:	3.650%

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2020

Optional Redemption – Reinvestment Rate:	Prior to October 1, 2049, make-whole call at T+40 bps

Optional Redemption at Par:	On or after October 1, 2049

Trade Date:	March 30, 2020

Settlement Date:	April 2, 2020 (T+3)

CUSIP:	976826 BN6

ISIN:	US976826BN62

Denominations / Multiples:	$2,000 x $1,000

Anticipated Ratings*:	A3 / A (Moody’s/ S&P)

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	KeyBanc Capital Markets Inc. Siebert Williams Shank & Co., LLC U.S. Bancorp Investments, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Debentures will be made against payment therefor on or about April 2, 2020, which will be the third business day following the date of pricing of the Debentures.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Debentures initially will settle in T+3, purchasers who wish to trade the Debentures on any date prior to the second business day before delivery should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities & Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents by calling BofA Securities, Inc. toll free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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